SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM is the best operator of the Airbus A320 in the American continent

Our operation had already been recognized as the best in Latin America in the last four editions of the manufacturer’s biennial symposium

São Paulo, June 3rd, 2011 - (BM&FBOVESPA: TAMM4/NYSE: TAM) – On account of the high performance we have had with the aircraft of the Airbus A320 family, we have conquered the Operation Excellence Prize in the Americas in the category “large-sized company”. The awarding ceremony was held in Toronto, during the biennial symposium that the manufacturer traditional holds with the companies which use the models A319, A320 and A321 in the entire world. This is the fifth consecutive time that we are recognized by Airbus. In the editions of 2003, 2005, 2007 and 2009, we were honored for the history of services with the same aircraft, elected the best operator of the A320 Family of Latin America.

 “We are proud for such a recognition, which shows the TAM operational competence once again. We make our best effort to ensure the technical compatibility of our operation with the A320 Family, which comprises some of the most efficient and safer commercial jets in the history of world aviation,” asserts Ruy Amparo, Vice-President of Operations and Maintenance of TAM.

The choice of winners by Airbus is based on the average use and the operation performance of the aircraft A319, A320 and A321 in the last two years, taking into consideration the characteristics of the network of the region served and the operation of each airline company. With this, the metrics used by the manufacturer is capable of gauging, for example, the quality of operations with different degrees of intensity.

According to Ruy Amparo, we have maintained a high rate of operational reliability (around 99%) in a scenario of high use of aircraft of the A320 Family. We recorded in 2010 approximately 13 hours of daily utilization of this aircraft (with an average of 10.4 flight hours per day with each aircraft). We have accumulated more than 1.8 million flights with these models and recorded last year almost 290 thousand flights with aircraft of the A320 Family – an average of 7.3 per day with each airplane. In the same period, the world average of the fleet was 4.4 flights per day, with daily utilization around 9.6 hours per aircraft (average of 8.3 hours of flight).

“The sustainable growth of our fleet proves that we continue with the policy of operating modern aircraft and with a low average age. At the same time, we invest in optimization and quality of operation combined with the excellence in the scheduled maintenance carried out in our Technological Center, in São Carlos”, points out Ruy Amparo.

Currently we maintain a fleet of 155 aircraft with an average age ranging between 6 and 7 years, one of the newest in the world and the largest in the history of the Brazilian aviation. The company also continues to be the best customer of Airbus in Latin America, with 143 models from the manufacturer (26 A319, 86 A320, 9 A321, 20 A330 and 2 A340). Only of the A320 family are 120 units, the largest fleet of the series in the Southern Hemisphere.

“We recognize the capacity of TAM in maintaining an operation with excellent reliability, taking into consideration the high utilization of their fleet”, states Antoine Vieillard, Executive Vice-president of Customer Service of Airbus. “This conquest reinforces the company’s technical and operational knowledge and proves that the aircraft of the A320 Family are perfect to operate in challenging conditions”.

Until today, more than 7 thousand units of the A320 Family aircraft have been commercialized worldwide. From these, 4.5 thousand have already been delivered to about 320 customers and operators.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 48 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses 92 airports in Brazil and 92 international destinations, including Asia. In April 2011 our market share was 44.5%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 89.1% market share. With the largest passenger aircraft fleet in the country (155 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 14 million tickets in exchange for points and is part of the Multiplus network, which today has 8.3 million members. Member of Star Alliance - the world´s largest airline alliance - since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company's management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.